SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                        SCHEDULE 14D-9
        Solicitation/Recommendation Statement Pursuant to
       Section 14(d)(4) of the Securities Exchange Act of 1934
                     (Amendment No. ___)


                BRAUVIN REAL ESTATE FUND L.P. 4
                  (Name of Subject Company)


                Brauvin Real Estate Fund L.P. 4
              (Name of Person(s) Filing Statement)

                 Limited Partnership Interests
                (Title of Class of Securities)


                         Not Applicable
            (CUSIP Number of Class of Securities)


Thomas E. Murphy, Treasurer and Chief Financial Officer
Brauvin Real Estate Fund L.P. 4
30 North LaSalle Street, Suite 3100
Chicago, Illinois 60602
(312) 759-7660
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of the
person(s) filing statement)


With a copy to:
Leslee M. Cohen, Esq.
Much Shelist Freed Denenberg Ament & Rubenstein, P.C.
200 North LaSalle Street, Suite 2100
Chicago, Illinois 60601
(312) 621-1707

[   ]   Check the box if the filing relates solely to preliminary
        communications made before the commencement of a tender offer.

Item 1.        Subject Company Information.

     The name of the subject company is Brauvin Real Estate Fund L.P. 4, a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 30 North LaSalle Street, Suite 3100, Chicago, Illinois 60602 and the telephone number of such offices is
(312) 759-7660. The general partners of the Partnership are Jerome J. Brault and Brauvin Ventures, Inc., an Illinois corporation (the "General Partners"). The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units"). The number of Units outstanding as of the date hereof is 9,550.

Item 2.        Identity and Background of Filing Person.

     This statement is being filed by the Partnership

     This Statement relates to a tender offer by MP Falcon Growth Fund, LLC; Accelerated High Yield Institutional Investors, Ltd.; MP Value Fund 7, LLC; MP Value Fund 4, LLC; MP Dewaay Fund, LLC; Moraga Fund 1, L.P.; Moraga Gold, LLC; MP Income Fund 13, LLC, Steven Gold and Previously Owned Partnerships Income Fund II, L.P. (collectively, the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated June 21, 2001 to purchase up to 4,770 Units at a purchase price equal to $100 per Unit, less the amount of any distributions declared or made with respect to the Units between June 21, 2001 and July 27, 2001 or such other date to which the Offer (as hereinafter defined) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2001, and the related Letter of Transmittal (the "Offer to Purchase" or the "Offer"). The number of Units subject to the Offer will be reduced to the extent necessary to cause the number of Units purchased in the Offer, when added to the number of Units transferred within the 12 months preceding the closing of the Offer, not to equal or exceed 50% of the outstanding Units.

     Based on the information in the Schedule TO, the business address of the person authorized to receive notices and communications on behalf of the Purchaser is Christine Simpson, MacKenzie Patterson, Inc., 1640 School Street, Moraga, California 94556.

Item 3.        Past Contacts, Transactions, Negotiations and Agreements.

     There is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partners; (ii) the Partnership and the Purchaser; or (iii) the General Partners and the Purchaser. The General Partners are entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds, which amounts are subordinated to certain preferential returns due the limited partners of the Partnership (the
"Limited Partners"), as outlined in the Partnership's Amended and Restated Limited Partnership Agreement, as amended to date (the "Agreement"). In addition, an affiliate of the General Partners is compensated for providing property management services to the Partnership. The Partnership paid this affiliate of the General Partners approximately $119,918 for the year ended December 31, 2000 and $26,544 for the three months ended March 31, 2001, for such services, pursuant to the terms of the Agreement. Further, should the General Partners or their affiliates provide services to the Partnership in connection with the sale or refinancing of one of the Partnership's real properties, they will be entitled to a fee for such services; however, it will be subordinated to certain preferential distributions due to the Limited Partners, as set forth in the Agreement. The Partnership is entitled to engage in various other transactions involving affiliates of the General Partners, as described in the sections of the Partnership's Prospectus, dated March 1, 1985, as supplemented, entitled "Compensation Table" and "Conflicts of Interest" at pages 10 to 15 and the section of the Agreement entitled "Rights, Duties and Obligations of the General Partners" at pages A-14 to A-17.

Item 4.        The Solicitation or Recommendation.

     (a) Solicitation or Recommendation. The Partnership is not expressing an opinion and is remaining neutral towards the Offer to Purchase.

     (b) Reasons. In deciding to remain neutral on the Offer to Purchase, the General Partners considered the fact that, in 1998, the Partnership engaged a nationally known, independent appraisal firm (the "Appraisal Firm") to value the Partnership's assets. The Partnership owns two rental properties, a 58% interest in a joint venture which owns a third rental property and a 47% interest in a joint venture which owns a fourth rental property. The General Partners received the valuation information in November 1998. By taking the appraised value of the assets, and the cash and cash equivalents held by the Partnership as of June 1999, and then deducting the mortgage balances, the anticipated selling costs, the Partnership's other liabilities and the estimated wind-up costs of the Partnership, the Partnership estimated that the net liquidation value per Unit as of such date was approximately $320, which did not include any prior distributions or returns of capital to the Limited Partners.

     The General Partners have determined to pursue the disposition of the Partnership's assets and the Appraisal Firm is assisting the General Partners in determining the appropriate method and timing for such disposition. In 1999, the Partnership solicited the votes of the Limited Partners to approve a sale of all of the Partnership's real estate assets and to subsequently liquidate the Partnership. The Limited Partners approved the proposed sale, authorizing the General Partners to cause the sale of the its properties for not less than a minimum price equal to 70% of the aggregate appraised value of such properties.

     To date, over 250 potential purchasers have been contacted regarding the sale of the properties and, of those contacted, approximately 120 have registered to receive packages on one or more of the properties. In addition, the properties are listed on the Internet at Loopnet.com, the largest commercial real estate website in the nation.

     In 2000, the Partnership received three offers for its Raleigh Springs Marketplace property and ultimately accepted an offer for $6.5 million. After entering into a purchase contract providing for a 45-day period in which the buyer could formally accept or reject the sale, the potential purchaser terminated the contract and the parties renegotiated the contract at a $5.835 million purchase price, which the potential buyer rejected in March 2001. The property is again being marketed for sale. The Partnership has received an offer for the property for $6.2 million from a third party. The Partnership is currently negotiating the terms of this offer and assessing the credibility of the buyers.

     In 2001, the Partnership received an offer to purchase the Strawberry Fields Shopping Center property, a portion of which the Partnership owns through a joint venture with an affiliate of the Partnership, at a purchase price of $5.585 million. In addition, Syms, a national discount clothing retailer, exercised its right of first refusal on the sale of the property. Accordingly, the Partnership executed a purchase and sale agreement with Syms for $5.585 million in the second quarter of 2001. The contract remains subject to standard contingencies and is anticipated to close shortly in July, 2001.

     In September 2000, after receiving six purchase offers, negotiations were completed with respect to a contract for the sale of the Sabal Palm Square property, a portion of which the Partnership owns through a joint venture with its affiliate. The proposed purchase price for the property was $3.36 million. However, the buyer terminated the contract within the due diligence period set forth in the contract. The Partnership is continuing the market the property for sale. As a result of two dark (but rent paying) anchor spaces representing approximately 62% of the property, Sabal Palm Square has been difficult to sell and the Partnership is reviewing a number of potential possibilities to sublease either or both of the dark anchors. However, Winn-Dixie and Walgreens, the lessees of such anchors which have vacated their spaces prior to their lease termination dates, have been selective in their review of potential subtenants so as to restrict potential competition. The prior contract price of $3.36 million was in excess of the 1998 appraised value of $3.2 million, but was only slightly above the amount of debt associated with the property. The Partnership has not received any offers for the purchase of its Fortune Professional Building property; however, the Partnership has recently replaced both the on-site leasing agent as well as the local representative marketing the property for sale. The occupancy level at the property at March 31, 2001 was 70%, compared to 56% at December 30, 2000 and 89% at March 31, 2000.

     Based on (a) the contract price for Strawberry Fields of $5.585 million,
(b) the offer prices received for the Raleigh Springs Marketplace property at $6.2 million and the Sabal Palm Square property at $3.36 million, both of which have been assessed by management as an estimate of the net realizable value of such properties, and (c) the carrying value of the Fortune Professional Building at $1.35 million, the General Partners' current estimate of the amount to be received by the Limited Partners in the ultimate liquidation of the Partnership is $330 per Unit. In calculating this estimate, the Partnership added to the above property values cash and cash equivalents of approximately $103 per Unit held by the Partnership at March 31, 2001, then deducted mortgage balances, anticipated selling costs of the properties and the Partnership's other liabilities at March 31, 2001, and estimated wind-up costs of the Partnership. The General Partners are unable to determine the ultimate amount to be actually received by the Limited Partners upon the sale of all of the Partnership's assets. Such amount will be affected by items including, but not limited to, the timing of the liquidation of the assets, changes in market conditions, necessary reserves of the Partnership and the sale prices that can be negotiated.

     In reviewing the Offer to Purchase, the General Partners were unable to determine how the Bidder will deal with the provision of the Agreement prohibiting a Limited Partner to transfer less than five Units or make any transfer of his Units if after such transfer he owns less than five Units unless the Limited Partner transfers all of his Units, as the Offer to Purchase is silent on this matter. However, should a Limited Partner desire liquidity at this time, the Offer to Purchase gives the Limited Partner such an opportunity.

     (c) Intent to Tender. Neither the Partnership nor either of the General Partners or, to the knowledge of the Partnership, any affiliate of the Partnership or either of the General Partners intends to tender the Units that are held of record or beneficially by such person to the Purchaser.

Item 5.        Person/Assets, Retained, Employed, Compensated or Used.
          None.

Item 6.        Interest in Securities of the Subject Company.

     During the past sixty days, none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

Item 7.        Purpose of the Transaction and Plans or Proposals.

     (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Partnership's Units by the Partnership or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.        Additional Information.

          None.

Item 9.        Exhibits.

     (a) (1) Letter to Limited Partners.

                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2001


                 BRAUVIN REAL ESTATE FUND L.P. 4

                 By:  Brauvin Ventures, Inc.,
                      Corporate General Partner

                 By:  /s/ Jerome J. Brault
                      Jerome J. Brault,
                      President

                 By:  /s/ Jerome J. Brault
                      Jerome J. Brault,
                      General Partner

July 10, 2001


Dear Limited Partner, Brauvin Real Estate Fund L.P. 4:

Please be advised that, on June 20, 2001, the General Partners received an unsolicited tender offer to purchase up to 4,770 of the outstanding Limited Partnership Units of the Partnership for $100 per Unit. The offer is being made by a group that beneficially owns the economic interests with respect to approximately 18.95% of the outstanding Units. You have recently received information regarding this offer.

The General Partners have not made a decision as to the particular merits or risks to you, as a Limited Partner, associated with the tender offer. However, the General Partners would like to provide you with certain updated information and estimates of the per Unit proceeds that may become available upon the sale of the Partnership's properties and the liquidation of the Partnership. As detailed and conditioned below, the General Partners' current estimate of the amount to be received by the Limited Partners in the ultimate liquidation of the Partnership is $330 per Unit.

As you know, in 1998, the Partnership engaged a nationally known appraisal firm that was unaffiliated with the Partnership and the General Partners to appraise the Partnership's properties.

Further, in 1999, the Partnership solicited the votes of the Limited Partners to approve a sale of all of the Partnership's real estate assets and to subsequently liquidate the Partnership. The Limited Partners approved the proposed sale, authorizing the General Partners to cause the sale of the Partnership's properties for not less than a minimum price equal to 70% of the aggregate appraised value of such properties.

To date, over 250 potential purchasers have been contacted regarding the sale of the properties and, of those contacted, approximately 120 have registered to receive packages on one or more of the properties. In addition, the properties are listed on the Internet at Loopnet.com, the largest commercial real estate website in the nation. Through these efforts, the Partnership has recently entered into a purchase and sale agreement with Syms, a national discount clothing retailer, to sell the Strawberry Fields Shopping Center property for $5.585 million. We anticipate that this sale will close shortly in July, 2001. In addition, in 2000 the Partnership accepted an offer for its Raleigh Springs Marketplace property at a purchase price of $6.5 million. However, after extensive negotiations, the contract price was revised to $5.835 million. Ultimately, the potential purchaser terminated the contract during its allotted due diligence period. We have, however, recently received a new offer for the property at a purchase price of $6.2 million, which we are currently negotiating. During 2000, Sabal Palm was placed under contract twice. However, both contracts were terminated by the potential purchasers during due diligence. We continue to actively market this property. The Partnership has not received any offers for the purchase of its Fortune Professional Building property; however, we have recently replaced both the on site leasing agent as well as the local representative marketing the property for sale.

Based on (a) the contract price for Strawberry Fields of $5.585 million,
(b) the offer prices received for the Raleigh Springs Marketplace property at $6.2 million and the Sabal Palm Square property at $3.36 million, both of which have been assessed by management as an estimate of the net realizable value of such properties, and (c) the carrying value of the Fortune Professional Building at $1.35 million, the General Partners' current estimate of the amount to be received by the Limited Partners in the ultimate liquidation of the Partnership is $330 per Unit. In calculating this estimate, we added to the above property values cash and cash equivalents of approximately $103 per Unit held by the Partnership at March 31, 2001, then deducted mortgage balances, anticipated selling costs of the properties and the Partnership's other liabilities at March 31, 2001, and estimated wind-up costs of the Partnership. Please note that the General Partners are unable to determine the ultimate amount to be actually received by the Limited Partners upon the sale of all of the Partnership's assets. Such amount will be affected by items including, but not limited to, the timing of the liquidation of the assets, changes in market conditions, necessary reserves of the Partnership and the sale prices that can be negotiated.

You will have to make the determination as to whether to wait for the liquidation of the Partnership's assets or to sell your interest now at the tender offer price. We do recommend, however, that if you choose to sell your interest prior to liquidation, you consider other options for sale, including the informal secondary market for the Units. If you would like further details regarding the informal secondary market, please consult with your broker or registered representative.

In addition, please consider that in establishing their offer price of $100 per Unit, the bidders, by their own admission, were motivated to establish the lowest price that might be acceptable to you and have estimated that each Unit could have a value of $121, although they have not made an independent appraisal of the units or the Partnership's properties and are not qualified to appraise real estate. Furthermore, the bidders review of independent secondary market reporting publications found that, although only 50 Units were reported to have been sold during the months of November 2000 through April 2001, the sale prices ranged from $150 to $166 per Unit. However, the bidders do not know whether such sales information is accurate or complete.

Nonetheless, if you are primarily interested in liquidating your Units immediately, the tender offer gives you this opportunity. Additionally, there can be no assurance that a better offer for the purchase of your Units may be available now or in the future. Please be advised that by accepting this or any other potential tender offer, you will no longer have an economic interest in the Partnership's assets; thus, you will not share in any potential change in their value. If you choose to pursue the tender offer, payment will come directly from the outside group of investors.

As always, if you have any questions regarding your investment, please do not hesitate to contact us.

Sincerely,



Jerome J. Brault
Managing General Partner


Some of the statements made herein are forward-looking and concern the value of the Partnership and the salability of its properties. While the General Partners have made its best efforts to be accurate in making these forward-looking statements, any such statements are subject to risks and uncertainties that could cause the actual values and results to vary materially. These risks include, without limitation, fluctuations in the economy and the real estate market and the availability of financing. Readers are cautioned not to place undue reliance on such forward-looking statements.